Attorneys and Counselors at Law

Daniel H. April

Patrick J. Dolan

Megan H. Koehler

March 19, 2025

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2025 respecting post-effective amendment number 156 (“PEA 156”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), filed via EDGAR on January 10, 2025, and applicable to the Thornburg Investment Grade Bond Managed Account Fund (the “Investment Grade Fund”) and the Thornburg High Income Bond Managed Account Fund (the “High Income Fund”). Each of the Investment Grade Fund and the High Income Fund is also sometimes referred to individually in this letter as the “Fund,” and are collectively referred to as the “Funds”.

The revisions to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is to be filed on or about March 25, 2025 and is to be effective on or about March 26, 2025 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.             The staff noted the staff’s pronouncement on October 5, 2016 that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The registrant and its management acknowledge their responsibilities related to the Registration Statement disclosure.

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March 19, 2025 Page 2

2.             The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 156 was filed will be included in the next post-effective amendment to the Registration Statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 156.

Prospectus Comments

3.             The staff asked the registrant to revise footnote 3 to each Fund’s annual fund operating expenses table to state that the contractual undertaking of the Funds’ advisor (“Thornburg”) to waive or reimburse certain Fund fees and expenses will remain in place for at least one year and that, during that one-year period, the undertaking cannot be terminated without approval of the Funds’ Board of Trustees. The staff also asked the registrant to confirm supplementally that Thornburg does not have the right to recoup amounts that are waived and reimbursed pursuant to this contractual undertaking.

Response: Thornburg has contractually undertaken to waive or reimburse Fund fees and expenses to the level shown in the Funds’ operating expenses tables for the entire period that the Funds are in operation. Accordingly, the registrant expects that the waivers or reimbursements will be in place for far longer than one year. Nonetheless, in response to the staff’s comment, the registrant will make the requested revisions, modifying the referenced footnote for each Fund to read substantially as follows:

“Thornburg has contractually agreed to waive, pay or reimburse all expenses of the Fund, except for taxes, interest expense, acquired fund fees and expenses, brokerage commissions, borrowing costs, expenses relating to short sales, and unusual expenses such as contingency fees or litigation costs. The agreement to waive fees and reimburse expenses may be terminated by the Fund’s Trustees at any time, but may not be terminated by Thornburg before March 26, 2026, unless Thornburg ceases to be the investment advisor of the Fund prior to that date.”

The registrant also confirms that Thornburg does not have the right to recoup amounts that are waived or reimbursed pursuant to its contractual undertaking.

4.             The staff noted that the Investment Grade Fund has a principal investment strategy to invest, under normal conditions, at least 80% of its net assets in debt obligations which are rated by a nationally recognized statistical rating organization at the time of purchase as investment grade or, if unrated, are issued by obligors that Thornburg determines have comparable investment grade obligations outstanding or that are deemed by Thornburg to be comparable to obligors with outstanding investment grade obligations. The staff made the following comments with respect to that investment strategy:

(a)          Clarify what is meant by the reference to obligors with investment grade obligations that are “outstanding.”

(b)          Define the term “investment grade.” The staff noted that the registrant could include a brief definition of this term in the disclosure that is responsive to item 4 of Form N-1A and include additional detail in the disclosure that is responsive to item 9 of Form N-1A. The staff also asked the registrant to clarify that the Fund’s investments in investment grade obligations may include investments in obligations that are assigned any of the four investment grade ratings, and that the Fund is not limited in buying only the highest rated investment grade obligations.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 3

(c)          Disclose the Investment Grade Fund’s policy with respect to debt obligations that are downgraded after being purchased by the Fund. Specifically, the staff asked the registrant to clarify whether the Fund would continue to count obligations that were investment grade at the time of purchase but are subsequently downgraded to below investment grade toward the Fund’s policy of investing at least 80% in investment grade obligations, or whether the Fund would sell such obligations or not count them toward the Fund’s 80% policy.

(d)          Revise the definition of the term “net assets” that appears in the prospectus to align with the definition of “assets” used in rule 35d-1(g) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The registrant’s responses to each of the foregoing comments are as follows:

(a)          The registrant believes that the word “outstanding,” as used in the referenced sentence, is sufficiently clear. The registrant notes that the plain meaning of the word informs investors that, if an obligation is unrated by a nationally recognized statistical rating organization, then Thornburg will assess whether the obligation is investment grade by comparing it to other debt obligations that are currently available in the marketplace. The registrant therefore respectfully declines to revise or replace the word “outstanding.” The registrant has, however, determined to make the referenced sentence easier to read and understand by breaking it into two sentences. See subclause (b) below.

(b)          The registrant will break up the second sentence under the item 4 disclosure of the Investment Grade Fund’s principal investment strategies into two sentences. The second of those two sentences will define the term “investment grade” and, consistent with the staff’s request, that definition will note that an investment grade obligation includes those rated in one of the top four ratings categories by a nationally recognized statistical rating organization. The revised disclosure will appear substantially as follows:

“Under normal conditions, the Fund invests at least 80% of its net assets in investment grade debt obligations. “Investment grade” obligations are those which, at the time of purchase by the Fund, are rated in one of the top four ratings categories by a nationally recognized statistical rating organization or, if unrated, are issued by obligors that Thornburg determines have comparable investment grade obligations outstanding or that are deemed by Thornburg to be comparable to obligors with outstanding investment grade obligations.”

The registrant will also update the disclosure in the portion of the prospectus which is responsive to item 9 of Form N-1A to explain that the nationally recognized statistical ratings organizations to which the registrant may look to evaluate an obligation’s credit rating include Moody’s Investors Services, S&P Global Ratings, Fitch Ratings Inc., and Kroll Bond Rating Agency, that “investment grade” ratings from those services include ratings of Baa or BBB or better, and that obligations assigned the lowest of the four investment grade ratings may have speculative characteristics and may be more vulnerable to adverse economic conditions than more highly rated obligations. The registrant will accomplish those item 9 disclosure changes in part by relocating certain language that currently appears under the subheading “Risks Affecting Lower Quality Debt Securities” to appear instead under the heading subheading “Credit and Specific Issuer Risks.” See the registrant’s response to comment 20 below for more information about the specific changes the registrant will make to the item 9 disclosure about credit ratings.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 4

(c)          With respect to the staff’s comment about downgraded debt obligations, the registrant will add the following disclosure in the portion of the prospectus that is responsive to item 9 of Form N-1A, as a new paragraph under the heading “Credit and Specific Issuer Risks.”

“As noted in the first part of this Prospectus, the Investment Grade Bond Managed Account Fund pursues a principal investment strategy of investing, under normal conditions, at least 80% of its net assets in investment grade debt obligations, which could include obligations that fall within any of the four highest credit ratings assigned by an NRSRO or, if unrated, are determined by Thornburg to be comparable to such obligations. The Investment Grade Bond Managed Account Fund will review its portfolio at least quarterly to confirm that it remains in compliance with that 80% policy, and if the Fund determines that it is out of compliance with the policy, it will take steps to remedy that noncompliance within the time periods required by applicable rules under the Investment Company Act of 1940. At times, an obligation that was investment grade when purchased by the Investment Grade Bond Fund could be subsequently downgraded to below investment grade. While the Investment Grade Bond Fund is not required to sell such downgraded obligation, those obligations will not be counted toward compliance with the Fund’s 80% policy.”

The registrant does not believe it is currently likely that more than ten percent of any Fund’s investments in debt obligations will be downgraded to below investment grade status subsequent to the Fund’s purchase, and so the registrant believes that it is sufficient to add the foregoing item 9 disclosure without also needing to add disclosure about downgraded obligations to the Funds’ item 4 disclosures.

(d)          The registrant will make the requested revision to the definition of the term “net assets.” The registrant will make this change by deleting the separate definition of “net assets” that currently appears in the item 4 disclosure for each Fund, and by revising the item 4 disclosure which references each Fund’s 80% investing policy to say that the policy applies to the Fund’s net assets “plus the amount of borrowings for investment purposes.”

5.             The staff asked whether the Investment Grade Fund may, as a principal investment strategy, invest in below investment grade obligations. If so, the registrant asked the Fund to include disclosure in the portion of the prospectus that is responsive to item 4 of Form N-1A, explaining that the Fund may invest in below investment grade obligations and also describing the principal risks associated with such investments.

Response: The registrant does not currently expect that the Investment Grade Fund will invest in below investment grade obligations as a principal investment strategy. The registrant will, however, monitor the extent of the Investment Grade Fund’s investments in below investment grade obligations, and if such investments become a principal part of the Fund’s investment strategies, the registrant will update its prospectus disclosures to describe that strategy and its attendant risks.

6.             The staff asked the registrant to clarify if each type of debt obligation that appears in the bulleted list in the item 4 disclosure about the Investment Grade Fund’s principal investment strategies would be counted toward the Fund’s strategy of investing at least 80% of its net assets in investment grade obligations. Relatedly, the staff asked the registrant to specify what types of obligations might be held by the Investment Grade Fund that would not count toward that 80% basket of investment grade obligations, and if any of those other investments could be a principal investment strategy of the Fund, the staff asked the registrant to disclose those investments in the item 4 portion of the prospectus and to describe their attendant risks. Finally, the staff asked the registrant to remove the word “typically” in the introductory language before the bulleted list.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 5

Response: The bulleted list is intended to describe the specific types of debt obligations in which the Investment Grade Fund will invest as a principal investment strategy. Whether or not any such investment would count toward the Fund’s 80% policy of investing in investment grade obligations will depend on whether the investment itself is investment grade. For example, if the Fund invests in an investment grade corporate debt obligation, then that corporate debt obligation will be counted toward the Fund’s 80% policy. On the other hand, if the Fund invests in a corporate debt obligation that is not investment grade, then that corporate debt obligation will not count toward the Fund’s 80% policy. Currently, each of the types of obligations referenced in the bulleted list could constitute a principal investment strategy of the Fund.

Regarding the staff’s request to remove the word “typically,” the Fund will revise the introductory language before the bulleted list to read substantially as follows:

“The Fund will invest principally in the following types of debt obligations:”

7.             The staff asked the registrant to disclose whether there is a maximum limit to either Fund’s investments in mortgage- and asset-backed securities, collateralized mortgage obligations (“CMOs”), collateralized debt obligation (“CDOs”), collateralized bond obligations (“CBOs”), and collateralized loan obligations (“CLOs”) that are rated as below investment grade. Similarly, the staff asked the registrant to disclose whether there is a maximum limit to the High Income Fund’s investments in bank loans that are rated as below investment grade. If either Fund could invest more than 15% of its net assets in such investments, the staff asked the registrant to disclose the principal risks attendant to such investments. If there is no maximum limit on a Fund’s investments in those types of securities, the staff asked the registrant to confirm the absence of such a limit supplementally to the staff.

Response: There is no maximum limit on either Fund’s ability to invest in any of the referenced securities, except that the Investment Grade Fund’s investments could not cause the Fund to violate its policy of investing at least 80% of its net assets in investment grade debt obligations, and both Funds are restricted by rule 22e-4 under the 1940 Act from purchasing any security if, immediately after the investment, more than 15% of the Fund’s net assets would be invested in illiquid investments.

8.             The staff asked the registrant to clarify what is meant by the reference to “private entities” in the third bullet point in the item 4 disclosure about each Fund’s principal investment strategies, and to include disclosure respecting the attendant principal risks of mortgage- and asset-backed securities issued by private entities.

Response: The term “private entities” was intended to refer to non-governmental issuers of mortgage- and asset-backed securities. The registrant will change the term from “private entities” to “non-governmental issuers” in the item 4 disclosure about each Fund’s principal investment strategies, will also note in the item 9 disclosure that non-governmental issuers include banks and other financial institutions, and will include language in the principal investment risk disclosure in items 4 and 9 noting that mortgage- and asset-backed securities issued by non-governmental issues may have additional risks versus those securities that are issued or guaranteed by a governmental entity or agency. In Item 4, this additional risk disclosure will be included as part of the revisions that the registrant will make to the “Structured Product Risk” disclosure, described below in response to comment 14(f).

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 6

9.             The staff asked the registrant if it has a policy respecting the allocation of either Fund’s investments among U.S. and non-U.S. obligations. If the registrant has such an allocation policy, the staff asked the registrant to describe that policy in the prospectus.

Response: The registrant does not have a policy respecting the allocation of either Fund’s investments among U.S. and non-U.S. obligations.

10.           The staff asked if the registrant has a policy to maintain a certain average duration or maturity range for either Fund’s portfolio. The staff noted in this regard that each Fund includes disclosure indicating that there is no limitation on the duration or maturity of any specific obligation the Fund may purchase, but also includes disclosure indicating that the Fund may sell an investment before its scheduled maturity date to change the portfolio’s average duration or average maturity. Finally, the staff asked the registrant to include disclosure defining the term “duration.”

Response: The registrant believes that both of the referenced statements are accurate, that they do not contradict each other, and that no further disclosure is necessary. The registrant notes that the first referenced statement is merely advising investors that neither Fund will be limited from buying a particular security on the basis of that security’s duration or maturity. Regarding the second statement, the registrant notes that, while neither Fund has a policy to maintain a particular average duration or maturity range, the Fund’s managers may at any time determine that it would benefit shareholders for the Fund to reduce its then-current average maturity or average duration in light of market conditions.

Regarding the staff’s request that the registrant define the term “duration,” the registrant will add the following definition to the item 4 disclosure about each Fund’s principal investment strategies:

“Duration is a measure of estimated sensitivity to interest rate changes. A portfolio with a longer average effective duration will typically be more sensitive to interest rate changes than a portfolio with a shorter average effective duration. Duration is commonly expressed as a number, which is the expected percentage change in an obligation’s price upon a 1% change in interest rates. For example, an obligation with a duration of 10 would be expected to change in price by approximately 10% in response to a 1% change in interest rates.”

11.           The staff noted that each Fund includes disclosure indicating that the Fund may, as a principal investment strategy, “invest in futures contracts, options, swaps, and forward contracts to hedge against the decline in the value of certain of the Fund’s investments, to manage portfolio duration, or to enhance the Fund’s investment returns.” The staff stated that the Fund should revise the referenced disclosure to specify each type of derivative that the Fund will use as a principal investment strategy, and revise each Fund’s “Derivatives Risk” disclosure to specify the attendant principal risks of each of the named derivatives. The staff also asked the registrant to revise the phrase “or to enhance the Fund’s investment returns” to clarify that the Fund may use derivatives for speculative, non-hedging purposes, and to add attendant risk disclosure respecting the use of derivatives for such purposes.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 7

Response: The Fund will make the requested revisions. For the Investment Grade Fund, the item 4 disclosures of the Fund’s principal investment strategies and principal investment risks will be revised in relevant part to read substantially as follows:

“The Fund may use derivatives to hedge against the decline in the value of certain of the Fund’s investments, or for non-hedging purposes to gain investment exposure to particular types of assets. Currently, the Fund expects to invest in derivatives consisting principally of futures contracts (including U.S. Treasury futures contracts) and currency forward contracts.”

“Derivatives Risk – The Fund’s investments in derivative instruments involve the risks associated with the securities or other assets underlying those derivatives and also may involve risks different or greater than the risks affecting the underlying assets, including that such instruments may be less liquid that other investments and may be more difficult to value. The Fund’s use of futures contracts exposes the Fund to the risk of loss caused by unanticipated market movements affecting the value of the underlying asset. If those movements are significant enough, the negative impact on the Fund’s asset value could be disproportionately large compared to the size of the Fund’s investment in the futures contract, and could even cause the Fund to lose more than the principal amount invested in such contracts. While the Fund’s use of currency forward contracts is intended to reduce losses associated with changes in the value of foreign currencies, those same currency forward contracts could also have the effect or reducing or eliminating gains that the Fund would have otherwise realized had it not hedged the currency exposure. Furthermore, currency forward contracts expose the Fund to the risk that the contract’s counterparty will default or otherwise fail to fulfill its obligations.

For the High Income Fund, the item 4 disclosures of the Fund’s principal investment strategies and principal investment risks will be revised in relevant part to read substantially as follows:

“The Fund may use derivatives to hedge against the decline in the value of certain of the Fund’s investments, or for non-hedging purposes to gain investment exposure to particular types of assets. Currently, the Fund expects to invest in derivatives consisting principally of futures contracts (including U.S. Treasury futures contracts), credit default swaps (including the credit default swap index), and currency forward contracts.”

“Derivatives Risk – The Fund’s investments in derivative instruments involve the risks associated with the securities or other assets underlying those derivatives and also may involve risks different or greater than the risks affecting the underlying assets, including that such instruments may be less liquid that other investments and may be more difficult to value. The Fund’s use of futures contracts exposes the Fund to the risk of loss caused by unanticipated market movements affecting the value of the underlying asset. If those movements are significant enough, the negative impact on the Fund’s asset value could be disproportionately large compared to the size of the Fund’s investment in the futures contract, and could even cause the Fund to lose more than the principal amount invested in such contracts. The Fund’s use of credit default swaps may increase the Fund’s overall credit risk because the Fund has exposure not only to the issuer of the underlying obligation, but also to the risk that the swap’s counterparty will default or otherwise fail to fulfill its obligations under the swap. While the Fund’s use of currency forward contracts is intended to reduce losses associated with changes in the value of foreign currencies, those same currency forward contracts could also have the effect of reducing or eliminating gains that the Fund would have otherwise realized had it not hedged the currency exposure. Furthermore, as with credit default swaps, the Fund’s use of currency forward contracts exposes the Fund to the credit risks of the contract’s counterparty.”

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 8

Conforming changes will also be made to the item 9 disclosure under the heading “Investing with Derivatives,” so that the item 9 disclosure is specific to the types of derivatives in which the Funds may invest as a principal investment strategy. See the response to comment 24, below.

12.           The staff noted that the item 4 disclosure about each Fund’s principal investment strategies includes a sentence which states that “[B]ecause the Fund seeks to maximize total return while also preserving capital, the Fund may not always obtain the highest yields available.” The staff noted that this sentence appears incongruent with each Fund’s investment goal, which for the Investment Grade Fund is to seek total return and for the High Income Fund is to seek to maximize total return. The staff asked the registrant to revise the referenced disclosure to resolve this incongruity.

Response: The registrant will remove the referenced sentence from each Fund’s principal investment strategies disclosure.

13.           The staff asked the registrant to add a reference to the item 4 disclosure about each Fund’s principal investment strategies noting that each Fund is non-diversified.

Response: The registrant will add the requested disclosure.

14.           The staff made the following comments with respect to the item 4 disclosure of the Funds’ principal investment risks:

(a)          The staff asked the registrant to add a separate “Investment Grade Bond” risk, and to disclose as part of that risk that lower-rated investment grade securities may have speculative characteristics.

(b)          If the Investment Grade Fund can invest in below investment grade debt as a principal investment strategy, the staff asked the registrant to add a separate risk disclosure respecting below investment grade debt obligations.

(c)          The staff suggested that the registrant consider adding a new risk disclosure that describes the risks associated with new funds, including that such funds may have higher expenses and may not attract assets.

(d)          The staff asked the registrant to confirm that each Fund’s principal investment risk disclosures conform with the Fund’s principal investment strategies disclosures. The staff noted in this regard that each Fund includes a “Foreign Currency Risk” disclosure but does not include disclose in its principal investment strategies’ discussion that the Fund may have exposure to foreign currencies.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 9

(e)          The staff noted that each Fund has included a “Small- and Mid-Cap Company Risk” disclosure. The staff asked if the Funds can purchase obligations of issuers of any capitalization size as a principal investment strategy and noted that, if that is the case, the Funds should add disclosure about the principal risks associated with investments in large and micro-cap companies.

(f)           The staff asked the registrant to subdivide the discussion of “Structured Products Risk” into separate risk discussions for each type of structured product in which the Funds may invest as a principal investment strategy.

(g)          For the High Income Fund, the staff asked the registrant to expand the disclosure of “Bank Loans Risk” to explain the risks associated with the fact that the purchase and sale of bank loans may take longer than seven days to settle, and to explain that bank loans may not be classified as securities and may, therefore, not have the protections afforded by federal securities laws. The staff also noted that the current “Bank Loans Risk” disclosure references loans made by commercial banks “and other financial institutions,” and the staff asked the registrant to clarify what types of “other financial institutions” that disclosure is referring to and to describe the attendant risks.

(h)          The staff noted that the Investment Grade Fund includes emerging markets risk among its principal investment risks while the High Income Fund includes developing country risk among its principal risks. The staff asked the registrant to conform the nomenclature of those risks among the two Funds.

Response: The registrant’s responses to each of the foregoing comments are as follows:

(a)          The registrant has considered the staff’s request but feels that the principal risks associated with investment grade bonds, including investment grade bonds that may have more speculative characteristics, are those already described under the other sections of the Investment Grade Fund’s item 4 risk disclosure, such as credit risk, interest rate risk, market and economic risk, and risks affecting specific issuers. The registrant therefore respectfully declines to add a separate “Investment Grade Bond” risk disclosure.

(b)          The registrant does not currently expect that the Investment Grade Fund will invest in below investment grade obligations as a principal investment strategy and, therefore, the registrant does not believe it is necessary or appropriate at this time to list the risks inherent in below investment grade obligations as a principal investment risk of the Fund. The registrant will, however, monitor the extent of the Investment Grade Fund’s investments in below investment grade obligations, and if such investments become a principal part of the Fund’s investment strategies, the registrant will update its prospectus disclosures to describe the attendant risks of that strategy.

(c)          The registrant has considered the staff’s suggestion to add a disclosure about the risks associated with new funds, but has determined that this is not a principal investment risk for the Funds. The registrant notes in this regard that the Funds will not be sold separately to investors, and instead will only exist as components of separately managed accounts that Thornburg manages for clients. As such, the types of risks that may concern shareholders in other new funds will not be present for these Funds. For example, Thornburg has undertaken to waive or reimburse all of the Funds’ ordinary fees and expenses.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 10

(d)           Recognizing that the Fund’s foreign investments may be denominated in non-U.S. currencies and that the registrant has, therefore, already identified foreign currency risk as a principal investment risk of each Fund, the registrant will add disclosure in substantially the following form to the discussion of each Fund’s principal investment strategies:

“The Fund’s investments in the debt obligations of foreign issuers may be denominated in non-U.S. currencies.”

(e)           The registrant has considered the staff’s request to add disclosure about large- and micro-capitalization risk and has considered the existing disclosure in the prospectus about risks attendant to small- and mid-capitalization companies. The registrant has determined that the risks that may arise as a result of the varying capitalization sizes of an issuer are not principal investment risks for either of the Funds. The registrant notes in this regard that, while an issuer’s capitalization is generally relevant in the equity markets, it is not a material factor in Thornburg’s evaluation of an issuer of debt obligations, and Thornburg instead evaluates the overall creditworthiness of that issuer. Accordingly, the registrant declines to add large- and micro-capitalization risk disclosures to the Prospectus and has determined to remove the existing disclosure about small- and mid-capitalization risk. The registrant has also determined to remove the reference to the market capitalizations of issuers in the item 4 disclosure of the Funds’ principal investment strategies, and to remove the related risk disclosure in the portion of the Prospectus that is responsive to item 9 of Form N-1A.

(f)            The registrant will address the staff’s request to subdivide the “Structured Products Risk” disclosure first by adding a new risk disclosure entitled “Risks Affecting Mortgage-Backed Securities and Asset-Backed Securities.” That new risk disclosure will appear under the heading “Principal Investment Strategies” within the portion of the Prospectus that is responsive to item 4 of Form N-1A and will read substantially as follows:

“Risks Affecting Mortgage-Backed Securities and Asset-Backed Securities – Mortgage-backed securities are debt obligations, and are subject to the risks that affect debt obligations generally and which may adversely affect the value of mortgage-backed securities held by the Fund, including credit risk, interest rate risk, market and liquidity risks, prepayment risk and extension, and management risk. Because mortgage-backed securities represent interests in underlying mortgages, mortgage-backed securities are subject to the risks associated with those underlying mortgages, including delays or defaults in payments on those mortgages. During periods of declining interest rates, more mortgagors can be expected to prepay the remaining principal on their mortgages before the mortgages’ scheduled maturity dates, reducing the value of mortgage-backed securities held by the Fund, and lowering the Fund’s yield as it reinvests the prepayment proceeds at the lower prevailing interest rates. Conversely, during periods of rising interest rates, the rate of prepayment on the underlying mortgages can be expected to slow, and the Fund will not have those additional prepayment proceeds to invest in other securities at the higher prevailing interest rates.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 11

While mortgage-backed securities issued by non-governmental issuers are often supported by some type of insurance or guarantee to enhance the credit of the issuing party, there is no assurance that the private insurer or guarantor will meet its obligations. Additionally, the trust or other entity that has been organized to administer the pool of mortgages may fail to make distribution payments to investors or otherwise perform poorly. Furthermore, such mortgage-backed securities may be harder to value and less liquid than mortgage-backed securities issued by a government or government agency.

As with mortgage-backed securities, asset-backed securities are subject to the risks affecting debt obligations generally and which may adversely affect the value of asset-backed securities, held by the Fund, including credit risk, interest rate risk, market and liquidity risks, prepayment and extension risk, and management risk. These securities are subject to the risk of default by the issuer of the security and by the borrowers of the underlying loans in the pool. As with mortgage-backed securities, the market value and expected yield of asset-backed securities will vary in response to changes in prevailing interest rates and the rate of prepayment on the underlying loans.”

The registrant does not believe that the discussion of “Structured Products Risk” needs to be further sub-divided into separate sections for each type of structured product, because the registrant feels that the same types of principal risks apply to all types of structured products, and subdividing the discussion would create repetitive disclosure that repeats the same risk disclosures several times. In response to the staff’s comment, however, the registrant has determined to expand the discussion of “Structured Products Risk” in the item 4 disclosure to read substantially as follows:

“Structured Products Risk – The Fund may invest in collateralized debt obligations (“CDOs”), which are securities backed by, or represent interests in, an underlying pool of assets. CDOs are typically issued in multiple “tranches,” each of which represents a portion of the full economic interest in the underlying assets, and each of which is issued at a specific fixed or floating interest rate. Principal payments received on the underlying pool of assets are often applied to each tranche in the order of its stated maturity, so that none of the principal payments received in a given period will be distributed to a particular tranche of the CDO until all other, more senior tranches are paid in full for that period. While all CDOs are subject to the risks that affect debt obligations generally, the relative riskiness of the Fund’s investment in a CDO will depend largely on the type of collateral in the underlying pool of assets and the tranche of the CDO in which the Fund invests. If, for example, the Fund is invested in a more junior tranche of a CDO, there is a greater risk that distributions from the underlying pool of assets will be insufficient to pay the Fund after all more senior tranches have been paid. Similarly, a CDO backed by less creditworthy assets, such as a CMO or REMIC backed primarily by subprime mortgages, a CLO backed primarily by below investment grade loans, or a CBO backed primarily by below investment grade bonds, will generally present greater risks for the Fund, because the underlying assets are more likely to default or be downgraded, and the CDO securities themselves are more likely to be harder to value and less liquid. Additionally, with all CDOs, there is a risk that the manager of the special purpose entity that holds the underlying assets may fail in its management responsibilities, which may in turn delay or disrupt the payment of distributions to the Fund.”

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 12

Conforming changes will also be made to the applicable sections of the Funds’ item 9 disclosure.

(g)          The registrant will modify the “Bank Loans Risk” disclosure for the High Income Fund to read substantially as follows:

“Bank Loans Risk – investments in corporate loans made by commercial banks and other financial institutions involve the associated with investments in other types of debt obligations, including credit risk, interest rate risk, liquidity risk, market and economic risk, and prepayment and extension risk (see those risk discussions below). Investments in such loans may also involve additional risks, including: (a) the risk that the loan is not secured by any collateral, or that the value of the collateral securing a loan may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate; (b) the risk that a bankruptcy or other court proceeding could delay or limit the ability to collect the principal and interest payments on a loan or adversely affect the Fund’s right to access any collateral securing the loan; (c) increased liquidity risk due to the fact that many such loans are subject to legal or contractual restrictions on resales; (d) exposure to the credit risk of both the underlying borrower and the bank or other financial institution that is administering the loan; (e) the risk that there is limited public information available regarding the loan and the relevant borrower(s); and (f) the risk that the Fund’s sales of bank loans take longer than seven days to settle, in which case the sale proceeds may not be available to meet shareholder redemptions and the Fund may have to sell other investments at a loss to meet those redemptions. Additionally, bank loans may not be considered “securities” and may, therefore, not benefit from the protections of federal securities laws. These risks may be more significant for investments in loans involving so-called “subprime” borrowers, including borrowers that have substantial other debts outstanding or a poor credit history.”

(h)          The registrant will revise the High Income Fund’s disclosure to refer to “emerging markets risk,” conforming that disclosure with the disclosure for the Investment Grade Fund. The registrant will also make similar changes in the portion of the prospectus that is responsive to item 9 of Form N-1A, using the term “emerging markets” as opposed to “developing countries.”

15.           The staff asked the registrant to confirm supplementally what benchmark each Fund expects to use as its appropriate broad-based securities market index.

Response: The registrant expects that each Fund will use the Bloomberg U.S. Aggregate Total Return Index as its appropriate broad-based securities market index.

16.           The staff noted that the High Income Fund has a principal investment strategy to invest at least 80% of its net assets in debt obligations. The staff stated its view that, because the Fund has “High Income” in its name, the Fund should be required to invest at least 80% of its net assets in high yield debt obligations.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 13

Response. The registrant disagrees with the staff’s view. The registrant does not view the term “High Income” in the High Income Fund’s name as suggesting that the Fund focuses in investments that have, or whose issuers have, particular characteristics. Unlike the term “high yield,” which the registrant agrees would suggest a focus on a certain type of investment (specifically, below investment grade debt obligations), the registrant views the term “high income” as referencing a characteristic of the Fund’s portfolio as a whole, namely that the Fund will seek to build a portfolio of investments that generates a high level of income for the Fund’s shareholders, which in turn is consistent with the Fund’s stated goal to “maximize” total return. The registrant notes that its position is consistent with the staff’s recently updated set of frequently asked questions relating to rule 35d-1 under the 1940 Act (The “35d-1 FAQs”). In particular, the registrant notes the staff’s view, expressed in response to frequently asked question #6 in the 35d-1 FAQs, that the term “income” does not refer to an underlying security, but instead generally suggests that a fund seeks to achieve a portfolio-wide result. The registrant does not feel that adding the word “high” in front of the word “income” in the High Income Fund’s name should cause a shift in this interpretation, as the word “high” is only intended to further modify and emphasize the portfolio-wide result that the word “income” connotes.

17.           The staff asked the registrant to revise the third sentence of the item 4 discussion of the High Income Fund’s principal investment strategies to include the word “credit” before the word “quality.”

Response: The registrant will make the requested revision.

18.           The staff asked whether the High Income Fund may invest in defaulted or distressed securities as a principal investment strategy. If so, the staff asked that the registrant include disclosure about those investments and their attendant risks within the portion of the prospectus that is responsive to item 4 of Form N-1A. Finally, the staff asked if there a maximum percentage of the High Income Fund’s net assets that may be invested in defaulted or distressed securities and, if so, the staff asked the registrant to disclose that maximum percentage in the prospectus.

Response: The registrant does not currently expect that the High Income Fund will invest in defaulted or distressed securities as a principal investment strategy. The registrant will, however, monitor the extent of the High Income Fund’s investments in defaulted or distressed securities, and if such investments become a principal part of the Fund’s investment strategies, the registrant will update its prospectus disclosures to describe that strategy and its attendant risks. While there is no specific maximum percentage of the High Income Fund’s net assets that could be invested in such securities, the Fund is restricted by rule 22e-4 under the 1940 Act from purchasing any security if, immediately after the investment, more than 15% of the Fund’s net assets would be invested in illiquid investments.

19.           The staff noted that, according to the first paragraph of the portion of the prospectus that is responsive to item 9 of Form N-1A, the Funds’ item 9 disclosure describes strategies that are both principal investment strategies and non-principal investment strategies. The staff pointed out that item 9 of Form N-1A is supposed to include disclosure about a registrant’s principal investment strategies. The staff acknowledged that the registrant is allowed to include information in the referenced portion of the prospectus besides what is required by item 9, but stated that if the registrant is going to include information about non-principal investment strategies within the item 9 disclosure, then the registrant should clearly label those strategies that are principal investment strategies of a Fund and those that are non-principal investment strategies of a Fund. The staff also noted that, if a strategy described in the item 9 disclosure is a principal investment strategy of a Fund, then the registrant should include disclosure about that strategy in the portion of the prospectus that is responsive to item 4 of Form N-1A. The staff noted in this regard that the registrant’s item 9 disclosure includes reference to certain investments that are not currently mentioned in the item 4 disclosure for either Fund, such as floating rate debt obligations, participation interests, and real estate mortgage investment conduits (“REMICS”).

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 14

Response: The registrant will revise the introductory paragraph to its item 9 disclosure to note that the disclosures in item 9 relate to the Funds’ principal investment strategies and principal investment risks. That revised paragraph will appear substantially as follows:

“Summaries of each Fund’s principal investment strategies and principal investment risks are provided at the beginning of this Prospectus. The information below provides more background about the principal investment strategies described in the first part of this Prospectus and the principal risks associated with those investments. More detailed information about each Fund’s investment strategies and investment risks, including those investment strategies which the Funds may invest in non-principally, is available in the Statement of Additional Information. The Statement of Additional Information also contains information about the Funds’ policies and procedures with respect to the disclosure of Fund portfolio investments.”

The registrant has also reviewed its item 9 disclosures in response to the staff’s comment and, other than the edits described in the responses to other comments in this letter, the registrant believes that the item 9 disclosure accurately describes the Funds’ principal investment strategies and risks. The registrant will add a reference to the Funds’ investments in REMICS within the item 4 disclosure of the Funds’ principal investment strategies, and will include some additional detail about REMICS in the item 9 disclosure.

20.          The staff asked the registrant to revise the item 9 disclosure under the heading “Credit and Specific Issuer Risk” to include detail about the credit ratings that qualify as investment grade, and the other detail described in the staff’s comment 4(b), summarized above.

Response: The registrant will revise the referenced disclosure, as described in the registrant’s responses to comments 4(a) and 4(c) above. The revised disclosure will appear substantially as follows:

“Credit and Specific Issuer Risks – Investments in debt obligations are subject to the risk that the issuer of the obligation will become bankrupt or otherwise unable to pay some or all of the amounts due under its debt obligations, or delay paying principal or interest when due. Debt obligations are typically subject to the provisions of bankruptcy, insolvency and other laws that limit or reduce the rights of persons or entities such as the Funds who own debt obligations, preventing or delaying owners of debt obligations from receiving payment of amounts due under the debt obligations, or reducing the amounts they can collect. Debt obligations are often rated as to credit quality by one or more nationally recognized statistical rating organizations (“NRSROs”). NRSROs are ratings agencies that have been registered with the U.S. Securities and Exchange Commission and are generally accepted in the financial markets as recognized providers of credible and reliable credit ratings. The most common ratings agencies are Moody’s Investors Service (“Moody’s”), S&P Global Ratings (“S&P”), Fitch Ratings Inc. (“Fitch”), and Kroll Bond Rating Agency (“Kroll”). Each NRSRO uses its own rating classification system to assess the credit rating assigned to a debt obligation, but in general for each NRSRO, a debt obligation rated within one of the NRSRO’s four highest grades is considered by that NRSRO to be “investment grade,” and a debt obligation rated below those four highest grades is considered by the NRSRO to be “below investment grade.” The credit risk of a below investment grade obligation is generally more pronounced than the credit risk of an investment grade obligation. See “Risks Affecting Lower Quality Debt Securities,” below. Even among investment grade obligations, however, credit risks may vary, and an obligation rated in one of the lower grades within the investment grade category is generally seen as having more speculative characteristics than a higher-rated investment grade obligation and may be more vulnerable to adverse economic conditions. Changes in the rating assigned to a particular debt obligation by a NRSRO may affect the value of that obligation, and in particular, a reduction in a debt obligation’s rating may reduce the value of the obligation. Ratings assigned by a NRSRO do not reflect absolute standards of credit quality, and an issuer’s current financial condition may be better or worse than a rating indicates.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 15

Some debt obligations may also not be rated by an NRSRO, and in those cases Thornburg determines whether the obligation is investment grade or below investment grade. In making such a determination, Thornburg compares the referenced debt obligation to other debt obligations that were issued by the same or similar issuers as the referenced obligation, that are currently outstanding, and that were rated by an NRSRO.”

The registrant will also make certain conforming revisions to the item 9 disclosure under the heading “Risks Affecting Lower Quality Debt Securities,” reflecting the fact that some of the disclosures that formerly appeared in that section now appear in the new language shown above.

21.           The staff noted the item 9 disclosure under the headings “Identifying Foreign Investments” and “Emerging Markets Risks” which describes four factors the Advisor considers in determining whether an investment is tied economically to non-U.S. countries. The staff asked the registrant to clarify what is meant by the term “primary listing” in the third enumerated factor in the referenced disclosure, noting that this disclosure does not align precisely with the language in the second enumerated factor footnote 24 of the 2001 adopting release for rule 35d-1 under the 1940 Act (the “2001 Adopting Release”). The staff also asked the registrant to revise the fourth enumerated factor in the referenced disclosure to align more closely with the third enumerated factor in footnote 24 of the 2001 Adopting Release.

Response: The registrant will revise the third enumerated factor to align with the guidance in footnote 24 of the 2001 Adopting Release by using the phrase “traded principally” in that enumerated factor. The registrant respectfully declines to modify the fourth enumerated factor to align with the guidance in footnote 24 of the 2001 Adopting Release. In particular, the registrant declines to adopt the approach of looking only to financial metrics for an issuer’s most recent fiscal year to determine if that issuer qualifies as being tied economically to countries outside of the U.S. The registrant notes that focusing on only a one-year period may fail to account for situations where an issuer has historically always derived a majority of its business from outside the U.S., and is expected to do so again in the future, but where that trend did not hold for a single year, perhaps due to exogenous factors affecting the market in a particular U.S. country (e.g., a military conflict or pandemic that reduced demand for the issuer’s products for a period of time in a particular country). The registrant also believes that focusing only on an issuer’s most recent fiscal year fails to adequately account for the issuer’s future growth prospects outside the U.S.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 16

The registrant will also delete the sentence in the reference disclosure which reads: “For this purpose, an issuer of a security may be considered tied economically to a country outside the United States even if it also has significant economic exposures to the United States.” While the staff did not comment specifically on that sentence, the staff has asked the registrant to remove or clarify that sentence in the context of another of the registrant’s registration statement amendments, and the registrant agrees that the sentence is unnecessary.

22.           The staff asked the registrant to clarify the meaning of the term “Other Mortgage-Related Investments” in the section within the item 9 disclosure entitled “Investing in Mortgage-Backed Securities, Participation Interests and Other Mortgage-Related Investments.” The staff also asked the registrant to review the disclosure within that section of the prospectus to confirm that those disclosures are not overly generalized, and to revise as needed to be specific about the principal investment strategies and risks of the Funds.

Response: The registrant will revise the referenced heading to simply read: “Investing in Mortgage-Backed Securities.”

23.           The staff asked the registrant to either delete the word “Other” from the heading of the item 9 disclosure which reads “Investing in Other Asset-Backed Securities,” or to clarify what “Other” means. The registrant also asked the registrant to delete the phrase “such as” from the first sentence of the disclosure within that section.

Response: The registrant will delete the word “Other” from the referenced heading. In response to the staff’s request to delete the phrase “such as” from the first sentence of the disclosure within that section, the registrant has reviewed the disclosure and determined to delete not only the phrase “such as,” but the entire clause that the phrase “such as” was introducing.

24.           Similar to the staff’s comment about derivatives described in comment 11 above, the staff asked the registrant to revise the item 9 disclosure under the heading “Investing with Derivatives” to specify the types of derivatives which the Funds may use as a principal investment strategy and the attendant principal risks of those derivatives.

Response: The registrant will revise the referenced item 9 disclosure to read substantially as follows:

“Investing with Derivatives

Derivative instruments or derivative transactions are financial contracts whose value depends on, or is derived from, the value of some other underlying asset, reference rate, or index, such as equity securities, bonds, commodities, currencies, or interest rates, and which involve a future payment obligation. Currently, the types of derivatives in which the Funds expect to invest as part of their principal investment strategies include futures contracts (including U.S. Treasury futures, contracts, currency forward contracts and, in the case of the High Income Bond Managed Account Fund, credit default swaps (including credit default swap indexes). A Fund may invest in derivative transactions to hedge against the decline in the value of certain of the Fund’s investments, or for non-hedging purposes to gain investment exposure to particular types of assets.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 17

Futures contracts are agreements to buy or sell a specified underlying instrument (such as U.S. Treasury bonds or notes) at a specified future date and at a specified price. The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a Fund’s exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. In contrast, when a Fund sells a futures contract, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.

Credit default swaps are agreements that enable a Fund to buy or sell protection against a credit event related to a particular issuer. One party, acting as a protection buyer, makes periodic payments to the other party, a protection seller, in exchange for a promise by the protection seller to make a payment to the protection buyer if a negative credit event (such as a delinquent payment or default) occurs with respect to a referenced bond or group of bonds. As a credit protection seller in a credit default swap contract, a Fund would be required to pay the agreed-upon value of a referenced debt obligation to the counterparty following certain negative credit events as to a specified third-party debtor, such as default by a U.S. or non-U.S. corporate issuer on its debt obligations. In return for its obligation, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract, provided that no event of default has occurred. A Fund may sell credit protection in order to earn additional income and/or to take a synthetic long position in the underlying debt obligation(s). A Fund may also enter into a credit default swap contract as the credit protection buyer in order to hedge against the risk of default on the debt of a particular issuer or basket of issuers, or to attempt to profit from a deterioration or perceived deterioration in the creditworthiness of the particular issuer(s) (also known as buying credit protection). A Fund may also invest in a credit default swap index, which is a credit default swap based on a portfolio of other credit default swaps with similar characteristics.

Currency forward contracts are agreements to purchase or sell a specific currency at a specific future date and at a specified price. The Funds typically use currency forward contracts for hedging purposes. A Fund may, for example, enter into a forward contract to sell a foreign currency in which certain of its portfolio investments are denominated as a strategy to reduce the risk that a decline in the value of the foreign currency relative to the U.S. dollar will diminish the value of the portfolio investments denominated in that foreign currency. The Funds do not enter into hedging transactions in all instances when it might be desirable to do so, and a Fund may be exposed to currency risk some or most of the time without any hedging position for purposes of reducing that risk.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 18

●	Risks of Investing with Derivatives – The use of derivatives involves the risks associated with the securities or other assets underlying those derivatives, including the risk of changes in the value of the underlying assets between the date that a Fund enters into the derivatives transaction and the date that the Fund closes out that transaction. For example, if a Fund is party to a futures contract, changes in the value of the underlying security between the time that the Fund enters into the futures contract and the time the Fund has to purchase or sell the security may cause the Fund to have to purchase the security at a price which is greater than, or to sell the security at a price which is lower than, the security’s then-current market value. As another example, if a Fund purchases a credit default swap but there is there is no default event involving the underlying debt obligation, then the Fund will have paid premiums to the swap counterparty during the entire term of the swap without receiving any return on that swap agreement. Conversely, if a Fund sells a credit default swap and there is a default event involving the underlying debt obligation, then the Fund may have to make a payment to the swap counterparty which exceeds the value of the premiums that were received by the Fund.

In addition to risks associated with the underlying assets, a Fund’s use of privately negotiated, over-the-counter (“OTC”) derivatives contracts, including currency forward contracts and credit default swaps, exposes the Fund to the risk that the counterparty to the OTC derivatives contract will be unable or unwilling to make timely payments under the contract or otherwise honor its obligations. Although Thornburg intends to monitor the creditworthiness of counterparties, there can be no assurance that a counterparty will meet its obligations, especially during periods of adverse market conditions.

Furthermore, the market for derivative instruments may be less liquid than the market for the underlying reference asset, making it difficult for a Fund to value its derivative investments or sell those investments at an acceptable price. Derivative instruments may also involve the risk that changes in their value may not correlate perfectly with the assets, rates or indices they are designed to track.”

25.           The staff asked the registrant to revise the heading of the section “Temporary Investments” in the item 9 portion of the prospectuses to refer to “Temporary Defensive Positions,” noting that this is the iterm used in Instruction 7 to Item 9(b) of Form N-1A.

Response: The registrant will make the requested revision.

Statement of Additional Information (“SAI”) Comments

26.           The staff asked the registrant to delete the phrase “proposed to be made” in the second sentence of the first paragraph following the cover page of the SAI.

Response: The registrant will make the requested revision.

27.           The staff noted that the first sentence under the heading “Investment Policies” describes each Fund’s investment goal as “to maximize total return,” whereas the prospectus only lists that as the investment goal for the High Income Fund. The staff asked the registrant to revise the referenced sentence in the SAI to align with the Funds’ investment goals set forth in the prospectus.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 19

Response: The registrant will make the requested revision.

28.           The staff asked the registrant to make the following changes to the third paragraph under the heading “Investment Policies”:

(a)          Delete the phrase “is generally permitted, but not required, to make” in the first sentence of that paragraph.

(b)          Delete the phrase “and some investments that may be used by a Fund would not ordinarily be considered a principal investment strategy of the Fund” in the second sentence of that paragraph.

(c)          Delete the last sentence of that paragraph.

Response: In response to those comments, the registrant will revise the third paragraph under the heading “Investment Policies” to read substantially as follows:

“The following discussion supplements the information in the Prospectus by providing additional detail about investments that a Fund may make in pursuing the Fund’s investment goal, and certain risks associated with those investments or to which a Fund may otherwise be subject. Not all of the investments identified below will be used by each Fund at all times.

29.            The staff noted that the “Investment Limitations” section of the SAI describes each Fund’s fundamental investment policy with respect to borrowing money. The staff asked the registrant to revise those fundamental investment policy disclosures to note that any such borrowings by a Fund must be from a bank. The staff noted in this regard that the SAI currently includes a nonfundamental investment limitation which states that borrowings must be from a bank, but that this must instead be a fundamental limitation. The staff also asked the registrant to revise the second sentence of each Fund’s fundamental investment policy with respect to borrowing to add the word “thereafter” after the phrase “three days.”

Response: The registrant will remove the nonfundamental investment limitation that addresses each Fund’s borrowings, and will modify the fundamental investment limitation referenced by the staff to read substantially as follows:

“borrow money, except as permitted under the 1940 Act.”

30.           The staff noted that each Fund’s fundamental investment limitation that applies to the Fund’s ability to make loans includes language stating that the limitation does not apply to “lending of portfolio securities, purchases of debt securities or other instruments, or to repurchase agreements.” The staff asked the registrant to clarify what is meant by the term “other instruments.” The staff also asked the registrant to explain why it considers the lending of portfolio securities and the use of repurchase agreements to be outside of a Fund’s lending restrictions, and to confirm that the SAI includes disclosure describing the steps that the registrant takes to ensure that a Fund’s use of securities lending arrangements or repurchase agreements will not constitute senior securities.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

March 19, 2025 Page 20

Response: The registrant will revise the term “or other instruments” to read substantially as follows “or other financial instruments in which the Fund may invest consistent with its investment policies.” The registrant will also remove the phrase “lending of portfolio securities” from this fundamental investment limitation, as the registrant agrees with the staff’s view that the asset coverage requirement in Section 18(f) of the 1940 Act should apply to a fund’s portfolio securities loans.

Regarding repurchase agreements, the registrant is not aware of any requirement that the asset coverage requirement in Section 18(f) must apply to repurchase agreements. The registrant notes in this regard that a repurchase agreement does not involve “borrowing” by a fund, but instead involves the fund conveying cash to a third party and taking back securities with a value adequate to fully collateralize that cash. The registrant currently has an arrangement to engage in repurchase agreements with one counterparty, and should the registrant decide to add either of the Funds to that arrangement, such Fund would receive collateral at least equal to 102% of the value of any cash conveyed to the counterparty by the Fund, with such collateral marked-to-market daily by an independent professional pricing service. The registrant also has adopted policies and procedures to ensure that any Fund which participates in the repurchase agreement remains in compliance either with the percentage limitations set forth in rule 12d3-1 under the 1940 Act or, if a Fund exceeds those percentage limitations, that the fund will comply with rule 5b-3 under the 1940 Act.

31.           The staff asked the registrant to revise each Fund’s fundamental investment limitation relating to investments of more than 25% in any one industry to note that this also applies to investments in any industry group. The staff also asked the registrant to delete the third sentence in the paragraph which follows each Fund’s enumerated list of investment limitations.

Response: The registrant will make the requested revisions. The enumerated disclosure about the Fund’s concentration policy will be revised to read substantially as follows:

“[The Fund may not] purchase any security if, as a result of such purchase 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of issuers in a single industry or group of industries.”

32.           The staff asked the registrant to revise each Fund’s nonfundamental investment limitation relating to illiquid investments to use the definition of “illiquid investment” found in rule 22(e)(4)(a)(8) of the 1940 Act.

Response: The registrant will make the requested revision.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law